FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2005

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. Interim Financial Statements for the Period Ended March 31, 2005,

➢

Lund Gold Ltd. Form 52-109FT2 – Certification of Interim Filings During Transition Period, CEO/CFO.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

June 3, 2005

By:

“James G. Stewart”

 James G. Stewart

Its:        Secretary

(Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

June 3, 2005

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Mr. Russell Brenner, Securities & Exchange Commission

Miller Thomson, Attention:  Mr. Rupert Legge

LUND GOLD LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended March 31, 2005

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended March 31, 2005.

LUND GOLD LTD.

(An exploration stage company)

Consolidated Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	March 31, 2005	June 30, 2004

ASSETS

Current
Cash and cash equivalents	$470,035	$621,594
Receivables	4,402	9,300
Prepaid expenses and deposits	3,857	3,857
	478,294	634,751

Resource properties (Note 4)	1,684,180	563,652
Equipment	13,536	13,457

	$2,176,010	$1,211,860

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$36,519	$ 61,717

Shareholders’ equity
Capital stock (Note 5)
Authorized
200,000,000 common shares without par value
Issued and outstanding
17,138,618 (June 30, 2004 – 11,566,567) common shares	10,289,325	9,170,275
Contributed surplus (Note 5)	551,139	430,590
Deficit	(8,700,973)	(8,450,722)

	2,139,491	1,150,143

	$2,176,010	$1,211,860

Nature of operations and going concern (Note 1)

Approved by the Board

    “Chet Idziszk”                     Director                             ”James G. Stewart”             Director

LUND GOLD LTD.

 (An exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended March 31

(expressed in Canadian dollars – unaudited)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004

EXPENSES
Amortization	$992	$ 855	$2,923	$ 2,543
Audit and accounting	-	-	2,240	13,700
Consulting fees	-	15,000	5,000	39,300
Filing fees	7,437	11,521	21,021	25,615
Interest expense and loan bonus	-	188	-	43,472
Legal fees	1,722	4,718	24,716	35,023
Office and general	8,542	7,196	24,753	21,323
Rent	7,803	10,192	23,449	32,677
Shareholders’ information	25	(16)	3,267	5,882
Stock-based compensation (Note 6b)	-	-	10,165	108,351
Transfer agent’s fees	2,015	2,978	8,578	12,153
Travel and public relations	7,857	36,930	39,534	110,202
Wages	25,881	26,517	89,643	61,634
	62,274	116,079	255,289	511,875

OTHER INCOME (EXPENSE)

Interest income	1,884	1,519	4,768	2,952
Foreign exchange gain (loss)	148	-	270	-
	2,032	1,519	5,038	2,952

Loss for the period	(60,242)	(114,560)	(250,251)	(508,923)

Deficit – Beginning of period	(8,640,731)	(8,028,309)	(8,450,722)	(7,633,946)

Deficit – End of period	$(8,700,973)	$(8,142,869)	$(8,700,973)	$(8,142,869)

Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.06)

Weighted average number of shares outstanding	17,085,189	9,510,273	14,181,681	7,871,103

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended March 31

(expressed in Canadian dollars – unaudited)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(60,242)	$(114,560)	$(250,251)	$(508,923)
Items not affecting cash
Amortization	992	855	2,923	2,543
Stock-based compensation	-	-	10,165	108,351
Change in non-cash working capital items
Receivables	29,169	(3,481)	4,898	(14,074)
Accounts payable and accrued liabilities	(9,375)	(156,275)	(46,729)	(55,147)
	(39,456)	(273,461)	(278,994)	(467,250)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital stock issued for cash	13,950	1,275,154	1,229,434	1,608,559
Proceeds from share subscription	-	(25,000)	-	-
	13,950	1,250,154	1,229,434	1,608,559

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of equipment	-	(1,978)	(3,002)	(4,754)
Expenditure on resource properties	(555,127)	(204,225)	(1,098,997)	(406,128)
	(555,127)	(206,203)	(1,101,999)	(410,882)

Change in cash and cash equivalents	(580,633)	770,490	(151,559)	730,427

Cash and cash equivalents – Beginning of period	1,050,668	59,034	621,594	99,097

Cash and cash equivalents – End of period	$470,035	$ 829,524	$470,035	$ 829,524

Supplemental disclosure with respect to cash flows (Note 10)

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the nine months ended March 31, 2005

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.  The Company is in the business of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for resource properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

As at March 31, 2005, the Company has working capital of $441,775.  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its general and administrative expenditures and expenditures on the exploration of its resource properties.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

INTERIM UNAUDITED FINANCIAL STATEMENTS

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual filing for the year ended June 30, 2004.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Significant Accounting Policies

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

3.

RESOURCE PROPERTIES

	Aldebarán Property, Brazil	Carneirinho Property, Brazil	Total

Balance, June 30, 2004	$563,652	$ -	$563,652

Acquisition	344,160	3,531	347,691
Assays	26,800	-	26,800
Camp	92,511	-	92,511
Drilling	248,681	-	248,681
Geology	143,808	-	143,808
Geophysics	3,136	-	3,136
Land and Legal	14,780	294	15,074
Local exploration	200,849	-	200,849
Travel	39,279	2,699	41,978
	1,114,004	6,524	1,120,528

Balance, March 31, 2005	$1,677,656	$6,524	$1,684,180

Carneirinho Property, Brazil

On March 1, 2005, the Company and a Company related by way of common directors, were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho property, located in north-central Brazil.  The option is structured as a two-stage option with the companies jointly acquiring a 50% interest at each stage.  In order to exercise the first option, the companies must pay the vendor US $50,000 on or before April 30, 2005, and a total of US $1,700,000 by April 30, 2009.  Following the exercise of the first option , in order to exercise the second option, the companies must pay the vendor an additional US $6,000,000 on or before April 30, 2010.

4.

5.

 CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Balance as at June 30, 2004	11,566,567	$9,170,275	$430,590
Private placement	5,180,550	1,060,325	-
Broker warrants	-	-	110,384
Exercise of warrants	391,500	58,725	-
Post consolidation adjustment	1	-	-
Stock-based compensation	-	-	10,165

Balance as at March 31, 2005	17,138,618	$10,289,325	$551,139

In November, 2004, the Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit for cash proceeds of $1,170,709, net of commissions of $74,415 and share issue costs of $30,014.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.30 per share, if exercised on or before November 22, 2005, and thereafter at a price of $0.35 per share, if exercised on or before November 22, 2006.  The agent received cash commission of $74,415 as well as a broker’s warrant entitling the purchase of up to 744,150 shares of the Company with the same terms as described above, an administration fee of $5,000 (included in share issue costs described above) and a corporate finance fee of 80,000 shares of the Company.  The fair value of the broker warrants is estimated to be $110,384 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.26%, an expected life of two years, expected volatility of 123.15% and an expected yield of 0.0%.

6.

STOCK OPTIONS

The total fair value of stock options granted during the current period entitling the purchase of up to 59,000 common shares at an exercise price of $0.25 per share until July 22, 2009, was $10,165 which has been recorded in the results of operations as stock-based compensation.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate	3.48%
Expected life	5 years
Annualized volatility	85.43%
Dividend rate	0%

6.

     STOCK OPTIONS (cont’d…)

As at March 31, 2005, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$0.52	474,000	September 8, 2008
0.65	21,500	September 12, 2008
0.25	59,000	July 22, 2009

	554,500

7.

WARRANTS

As at March 31, 2005, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

851,000	$0.15	July 10, 2005
1,814,500	0.15	August 1, 2005
453,095	0.20	August 1, 2005
215,000	0.25	September 10, 2005
1,499,999	0.45 then at 0.60	February 26, 2005 February 26, 2006
600,000	0.45 then at 0.60	February 26, 2005 February 26, 2006
47,856	0.45 then at 0.60	February 26, 2005 February 26, 2006
5,100,550	0.30 then at 0.35	November 22, 2005 November 22, 2006
744,150	0.30 then at 0.35	November 22, 2005 November 22, 2006

11,326,150

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following costs with a law firm controlled by a director and with companies related by way of directors in common as follows:

	2005	2004

Consulting fees	$5,000	$35,000
Legal fees	23,100	32,475
Legal fees – Aldebarán, Carneirinho	16,225	39,800
Legal fees – share issue costs	18,150	37,125
Rent	-	9,600

	$62,475	$154,000

b)

Included in accounts payable at March 31, 2005 is $1,254 (June 30, 2004 -  $44,195) due to a law firm controlled by a director and companies related by way of common directors.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.

SEGMENTED INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	March 31, 2005	June 30, 2004

Brazil	$1,684,180	$563,652
Canada	13,536	13,457

	$1,697,716	$577,109

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the nine months ended March 31, 2005, the Company conducted non-cash transactions as follows:

a)

The Company issued 744,150 broker warrants with a value of $110,384 relating to a private placement.  These were recorded as share issue costs.

During the nine months ended March 31, 2004, the Company conducted non-cash transactions as follows:

a)

The Company issued 400,000 common shares at a value of $40,000 as a loan bonus to a company related by way of directors in common.

a)

The Company issued a total of 355,809 common shares at a value of $35,581 pursuant to the Aldebarán property agreement.

b)

The Company issued 985,000 common shares pursuant to share subscriptions of $98,500 received during the year ended June 30, 2003.

d)

The Company issued 1,225,000 broker warrants valued at $110,016 pursuant to private placements.

SCHEDULE C

MANAGEMENT DISCUSSIONS

LUND GOLD LTD.

(the “Company”)

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED MARCH 31, 2005

The following discussion and analysis, prepared as of May 25, 2005, should be read together with the interim unaudited consolidated financial statements for the nine month period ended March 31, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2004 and June 30, 2003, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

Description of Business

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property are an exploratory search for minerals.  During the nine month period ended March 31, 2005, the Company was primarily engaged in the exploration of its Aldebarán Property in Brazil.  Pursuant to an agreement dated May 5, 2003, and amended October 31, 2003, March 15, 2004, August 16, 2004 and October 28, 2004, the Company and Goldmarca Limited were granted an option by Global Consultoria Mineral Ltda. (“Global”) to jointly acquire up to a 100% interest in the Aldebarán property in Brazil. Global has the right, pursuant to an underlying agreement, to acquire the property from the owners of the surface and mineral rights.  During the three month period ended March 31, 2005, the interest of Goldmarca Limited was converted to a 5% net profits interest, thereby allowing the Company to acquire the 100% interest in the Aldebarán Property.

In March 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by common directors, were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “LGD”.

Performance Summary

The following is a summary of significant events and transactions that occurred during the period.

1.

As at March 31, 2005, the Company had incurred $1,677,656 in exploration of its Aldebarán Property in Brazil, of which $1,114,004 was incurred in the nine-month period ended March 31, 2005.  Significant expenditures in the nine-month period ended March 31, 2005 include the following:

Category	Amount	Percentage Of Total Expenditures Incurred In The Nine Months Ended March 31, 2005
Acquisition	$344,160	30.9%
Drilling	248,681	22.3%
Geological	143,808	12.9%
Local exploration	200,849	18.0%

The Companys 2004 Phase II exploration program was completed during the period.  This phase of exploration included auger geochemical sampling, mechanical (bulldozer) trenching, geological mapping/sampling and a 2,000 metre diamond drilling program.  The drilling tested the highest priority geological and geochemical target areas, as well as the three distinct geological models indicated by the recent 54.5 line kilometre IP surveying program: iron oxide, epithermal and bulk tonnage quartz stockwork/quartz vein hosted gold mineralization. By the end of the period, the Company had completed twelve holes totalling 2,000 metres.  These drill holes were the first holes ever drilled on the Aldebarán Property and successfully tested the Baixao Creek structural and stratigraphic target along a minimum strike length of 500 metres.  All of the holes collared into mineralization, suggesting that the target is wider than previously thought.  These results show a strong correlation with previous surface trench results, particularly between holes ALD04-08 (4.06 g/t gold over five metres, including 18.91 g/t gold over one metre) and the high grade surface trenches located 100 metres to the west that returned 2.36 g/t gold over 5.2 metres and 114.2 g/t gold over one metre.

Douglas Turnbull, P. Geo., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information in this document.

The Company is reviewing the Aldebarán property data with various exploration companies that may be interested in entering into a joint venture to further the exploration program at Aldebarán.

2.

In November 2004, the Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit for cash proceeds of $1,170,709, net of commissions of $74,415 and share issue costs of $30,014.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.30 per share, if exercised on or before November 22, 2005, and thereafter at a price of $0.35 per share, if exercised on or before November 22, 2006.  The agent received cash commission of $74,415 as well as a broker’s warrant entitling the purchase of up to 744,150 shares of the Company with the same terms as described above, an administration fee of $5,000 (included in share issue costs described above) and a corporate finance fee of 80,000 shares of the Company.  The fair value of the broker warrants is estimated to be $110,384 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.26%, an expected life of two years, expected volatility of 123.15% and an expected yield of 0.0%.

3.

Ken Morgan and Mark Brown resigned as directors and Max Fugman became a director of the Company.  Mr. Fugman is the President of Jana International Fashions Ltd., an international clothing exporter and wholesaler and is the Canadian Honorary Consul for the Kingdom of Thailand.

4.

In March 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by common directors, were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The Carneirinho Property is located approximately 200 kilometres southwest of the city of Itaituba within the very active Tapajós region, generally regarded as the premier epithermal gold district in Brazil.

The option to acquire the Carneirinho Property is structured as a two-stage option with the Company and Oromin jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and Oromin must pay the vendor US$50,000 on or before April 30, 2005 (paid) and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the Company and Oromin must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

The Company and Oromin plan to initiate exploration activities as soon as crews can be mobilized to Carneirinho.  Preliminary evaluation will include geological mapping, prospecting, channel sampling and auger drill sampling.  Additional geophysics covering an area larger than previous ground surveys and core drilling is also proposed as a second phase program.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended June 30, 2004	Year Ended June 30, 2003	Year Ended June 30, 2002

Total revenues	nil	nil	nil
Net loss	$816,776	$184,661	$57,828
Basic and diluted loss per share	(0.09)	(0.07)	(0.02)
Total assets	1,211,860	225,826	85,527
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended June 30, 2004, the total assets of the Company increased to $1,211,860 from $225,826 as at June 30, 2003, due principally to the sale of share capital to fund its exploration of the Aldebarán Property in Brazil.

The Company accounts for its mineral properties whereby all direct costs, net of pre-production revenue, related to the acquisition and exploration of these properties are capitalised.  All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings.  The net costs related to abandoned properties are charged to earnings.  The Company regularly reviews the carrying values of its mineral properties by reference to the project economics including the timing of the exploration work, the work programs and the exploration results experienced by the Company and others.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company's largest cash outflow in the nine-month period ended March 31, 2005 was as a result of exploration expenditures of $1,114,004.  These expenditures consisted primarily of acquisition costs, drilling and local support costs and geological consulting costs.

Expenses for the nine-month period ended March 31, 2005 were $255,289, down from $511,875 for the nine-month period ended March 31, 2004.  This decrease is primarily due to reduced consulting fees that fell from $39,000 to $5,000, interest expense and loan bonus which fell from $43,472 to nil (as a result of a loan arranged in the previous period to facilitate the Company’s reactivation), reduced stock-based compensation charges which fell to $10,165 from $108,351 (as a result of incentive stock options granted in the previous period) and reduced travel and public relations costs which fell to $39,534 from $110,202 (as a result of the engagement of an investor relations consultant in the previous period).

Summary of Quarterly Results

	Three Months Ended March 31, 2005	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003	Three Months Ended September 30, 2003	Three Months Ended June 30, 2003
Total assets	2,176,010	2,207,867	1,144,452	1,211,860	1,338,071	416,797	333,915	225,826
Resource properties and deferred costs	1,684,180	1,105,243	832,735	563,652	464,026	317,846	226,460	98,493
Working capital (deficiency)	441,775	1,066,012	237,521	573,034	790,763	(197,528)	(72,236)	(125,061)
Shareholders’ equity	2,139,491	2,185,783	1,085,799	1,150,143	1,271,998	136,404	168,378	(11,570)
Revenues	Nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(60,242)	(108,750)	(81,259)	(307,853)	(114,560)	(146,079)	(248,284)	(37,181)
Earnings (loss) per share	(0.00)	(0.01)	(0.01)	(0.03)	(0.01)	(0.02)	(0.04)	(0.01)

Significant changes in key financial data from 2003 to 2005 can be attributed to the reactivation of the Company and its acquisition, financing and active exploration of the Aldebarán Property.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held property.

Based on its existing working capital, the Company requires additional financing for the Carneirinho and Aldebarán Properties if it is to commence or continue drilling during the current fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	March 31, 2005	June 30, 2004

Working capital	$441,775	$573,034
Deficit	($8,700,973)	($8,450,722)

Capital Resources

In November 2004, the Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit for cash proceeds of $1,170,709, net of commissions of $74,415 and share issue costs of $30,014.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.30 per share, if exercised on or before November 22, 2005, and thereafter at a price of $0.35 per share, if exercised on or before November 22, 2006.  The agent received cash commission of $74,415 as well as a broker’s warrant entitling the purchase of up to 744,150 shares of the Company with the same terms as described above, an administration fee of $5,000 (included in share issue costs described above) and a corporate finance fee of 80,000 shares of the Company.  The fair value of the broker warrants is estimated to be $110,384 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.26%, an expected life of two years, expected volatility of 123.15% and an expected yield of 0.0%.

During the nine month period ended March 31, 2005, the Company also issued 391,500 shares at a price of $0.15 per share to generate net proceeds of $58,725 pursuant to the exercise of share purchase warrants.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to continue with its proposed exploration program for its Aldebarán Property and its Carneirinho Property during the current fiscal year.

Related Party Transactions

During the nine months ended March 31, 2005, the Company incurred professional fees of $62,475 with companies related by directors in common.  These payments were comprised of $5,000 paid to a company related by way of a common director for consulting services and $57,475 paid or accrued to a company controlled by a director and officer of the Company for legal services.

As at March 31, 2005, accounts payable includes $1,254 due to related parties for legal services.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at March 31, 2005, none of the Company’s accounts payable and accrued liabilities are denominated in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Chet Idziszek, President of Lund Gold Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

May 27, 2005

“Chet Idziszek”_____

Chet Idziszek

President

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Naomi Corrigan, Chief Financial Officer of Lund Gold Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ended March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 27, 2005

“Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer